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                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549


                                   FORM U-57

                NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS


                       Filed under section 33(a) of the

                  Public Utility Holding Company Act of 1935


                          Camuzzi Gas Pampeana S. A.
                           Camuzzi Gas del Sur S. A.
                Empresa Distribuidora de Energia Atlantica S.A.

                      (Name of foreign utility companies)


                         CNG International Corporation
                                   Suite 600
                              Two Fountain Square
                              11921 Freedom Drive
                             Reston, VA 20190-5608

                Name of filing companies, if filed on behalf of
                          a foreign utility company)


               The Commission is requested to send copies of all communications relating to this Notification to:

                                N. F. Chandler
                               General Attorney
                Consolidated Natural Gas Service Company, Inc.
                                   CNG Tower
                              625 Liberty Avenue
                      Pittsburgh, Pennsylvania 15222-3199




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Item 1
______

    The name and address of the entities claiming foreign utility company status are:

          Camuzzi Gas Pampeana S.A. ("Camuzzi Pampeana")
          Av. Alicia Moreau de Justo 240
          3rd Floor
          (1107) Buenos Aires
          Argentina

          Camuzzi Gas del Sur S.A. ("Camuzzi del Sur")
          Av. Alicia Moreau de Justo 240
          3rd Floor
          (1107) Buenos Aires
          Argentina

          Empresa Distribuidora de Energia Atlantica S.A. ("EDEA") Av. Pedro Luro 2937
          7th Floor
          (7600) Mar del Plata
          Buenos Aires
          Argentina

    Camuzzi Pampeana, Camuzzi del Sur and EDEA are collectively referred to herein as the "Argentine Utilities."

    Pursuant to a stock purchase agreement dated December 22, 1997, CNG International ("CNGI") acquired 12.5% of the voting shares of Sodigas Pampeana S.A. ("Sodigas"), 12.5% of the voting shares of Sodigas Sur S.A. ("Sodigas Sur") and 20% of the voting shares of Buenos Aires Energy Company S.A. ("Baeco").

    Camuzzi Argentina S.A. operates the largest gas distribution concession in Argentina and owns 51% of both Sodigas and Sodigas Sur. Loma Negra C.I.A.S.A., EDEA's largest customer and Argentina's largest cement manufacturer, owns 18.1% of Sodigas and Sodigas Sur. Pacific Enterprises owns 12.5% of Sodigas and Sodigas Sur.






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    Sodigas owns 70% of the voting shares of Camuzzi Pampeana.  Sodigas Sur owns 90% of the voting shares of Camuzzi del Sur. The Argentine government owns 20% of Camuzzi Pampeana. The employees of Camuzzi Pampeana and Camuzzi del Sur each own 10% of their respective companies.

      Camuzzi Argentina S.A. and Loma Negra C.I.A.S.A. own 60% and 20%, respectively, of BAECO. Baeco owns 55% of the voting shares of Inversora Electria de Buenos Aires S.A. ("IEBA"), which in turn owns 90% of EDEA. United Utilities International Limited, one of the largest electric distributors in the United Kingdom, owns the remaining 45% of IBEA. The employees of EDEA own the remaining 10% of EDEA.

    Camuzzi Pampeana serves approximately 770,000 customers in Buenos Aires province (but not in the city of Buenos Aires itself). Camuzzi del Sur serves approximately 354,000 customers in Argentina to the south of Buenos Aires. Camuzzi Pampeana and Camuzzi del Sur together sell approximately 335 bcf of natural gas per year. EDEA serves approximately 398,000 electric customers in the province of Buenos Aires, delivering about 1,800 gigawatt-hours a year.



Item 2
______

    CNGI is a wholly-owned subsidiary of Consolidated Natural Gas Company ("CNG"), a registered holding company under the Public Utility Holding Company Act of 1935.. The following companies, each of which is a direct subsidiary of CNG, are domestic public utility associate companies of the Argentine
Utilities: The East Ohio Gas Company, The Peoples Natural Gas Company, Virginia Natural Gas, Inc., and Hope Gas, Inc. None of these gas public utility companies has made an investment in or has any contractual relationship with any of the Argentine Utilities.



EXHIBIT A

    Not applicable.








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                                   SIGNATURE

    The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.


                                   CNG INTERNATIONAL CORPORATION


                                   By  N. F. Chandler
                                       Its Attorney


Dated this 28th day
of January, 1998